EXHIBIT A

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

NOTIFICATION OF THE COMPANY’S
TENDER OFFER TO PURCHASE SHARES.

December 26, 2014

Dear SkyBridge Multi-Adviser Hedge Fund Portfolios LLC Shareholder:

We are writing to inform you of a tender offer by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) (the “Company”) to purchase shares of Multi-Strategy Series G.

Important Information Regarding this Tender Offer

This quarterly tender offer provides shareholders with an opportunity to redeem shares in the Company at the unaudited net asset value as of March 31, 2015.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on December 26, 2014 and will end on January 23, 2015.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the attached Notice of Intent to Tender in the enclosed postage-paid envelope. Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Notice of Intent to Tender to their financial consultant (instead of directly to BNY Mellon Investment Servicing).  All Shareholders tendering Shares should carefully review their Notice of Intent to Tender and follow the delivery instructions therein.

All tenders must be received by BNY Mellon Investment Servicing, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 11:59 p.m., New York time, January 23, 2015.  If by fax, please deliver an original executed copy promptly thereafter.  If your Notice of Intent to Tender instructs you to deliver the form to your financial consultant (instead of directly to BNY Mellon Investment Servicing), please allow sufficient time for your financial consultant to deliver your Notice of Intent to Tender to BNY Mellon Investment Servicing by 11:59 p.m., New York time, January 23, 2015.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or BNY Mellon Investment Servicing at (855) 631-5474.  You may also direct questions to your financial consultant.

Sincerely,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC